UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 16, 2007

Commission File Number 2-39621

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 16, 2007, the Company announced the appointment of Randy A. Ramlo, age 46, as president and chief executive officer. Mr. Ramlo succeeds John A. Rife, whose retirement was previously announced in a press release dated February 19, 2007. A copy of the press release announcing Mr. Ramlo's appointment is attached to this Form 8-K as Exhibit 99.1.

Most recently, Mr. Ramlo was the executive vice president and chief operating officer of United Fire & Casualty Company. Mr. Ramlo was appointed executive vice president in May 2004 and chief operating officer in May 2006. Previously Mr. Ramlo served the Company as vice president – fidelity & surety from November 2001 until May 2004 and prior to November 2001 as underwriting manager in our Great Lakes region office. Mr. Ramlo holds a bachelor's degree from the University of Northern Iowa.

Pursuant to an unwritten agreement between the Company and Mr. Ramlo as of May 14, 2007, Mr. Ramlo's compensation package consists of the following components:

- Base salary of $300,000 per year;
- Participation in the Company's Annual Incentive Plan with the potential for an annual bonus of up to 48 percent of annual base salary, depending upon the achievement of certain corporate goals; and
- Eligibility for an annual equity award pursuant to the Company's Employee Stock Option Plan.

Item 9.01. Financial Statements and Exhibits.

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Not applicable.

    (d)   Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Press Release, dated May 17, 2007, announcing the appointment of Randy A. Ramlo as President and Chief Executive Officer.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

May 17, 2007
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

FOR IMMEDIATE RELEASE

For: United Fire & Casualty Company
118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909

Contact: Randy A. Ramlo, President/CEO, 319-399-5700

United Fire & Casualty Company holds annual stockholders meeting

- *Four directors elected to board for full terms; one director elected to board for unexpired term*
- *Board approves new officer promotions and appointments*
- *Board declares dividend*

CEDAR RAPIDS, IA – May 17, 2007 – United Fire & Casualty Company today announced that four directors were elected for full terms and one director was elected to complete an unexpired term on its 12-member board at the company's annual stockholders meeting on May 16, 2007.

Elected to the board of directors for a three-year term expiring in 2010 were: **James A. Leach**, Faculty Member, Woodrow Wilson School of Public and International Affairs, Princeton University; **Mary K. Quass**, President and Chief Executive Officer, NRG Media LLC; **John A. Rife**, retired President and Chief Executive Officer, United Fire & Casualty Company; and **Kyle D. Skogman**, President, Skogman Construction Co. of Iowa.

Douglas M. Hultquist, president, chief executive officer and director of QCR Holdings Inc., was elected to the board of directors to serve the remainder of Byron Riley's unexpired term as director expiring in 2008. Mr. Riley retired from the board on May 16, 2007, after serving for 24 years. He is an attorney with the law firm of Bradley & Riley PC.

As previously announced in a press release dated February 19, 2007:



John A. Rife retired as president and chief executive officer of United Fire & Casualty Company on May 16, 2007. Mr. Rife remains president of the subsidiary company, United Life Insurance Company.



The company named **Randy A. Ramlo**, who previously served as executive vice president and chief operating officer, to the post of president and chief executive officer of United Fire & Casualty Company, effective May 16, 2007.

At the regular meeting of the board of directors on May 16, the board approved the promotion and appointment of several employees as officers of United Fire & Casualty Company and its subsidiary company, United Life Insurance Company. All officer promotions and appointments are effective immediately.

United Fire & Casualty Company



Michael T. Wilkins was promoted from senior vice president to executive vice president of United Fire & Casualty Company.



Joseph B. Johnson was appointed vice president of United Fire & Casualty Company. His new title is vice president and Gulf Coast manager.



Scott A. Minkel was promoted from assistant vice president to vice president of United Fire & Casualty Company. His new title is vice president and director of information services.



Douglas L. Penn was promoted from assistant vice president to vice president of United Fire & Casualty Company. His new title is vice president and Midwest manager.



Colleen R. Sova was promoted from assistant vice president to vice president of United Fire & Casualty Company. Her new title is vice president and director of eSolutions.



Kristin R. Stauffer was appointed assistant corporate secretary of United Fire & Casualty Company. Her new title is assistant corporate secretary and executive secretary to chief executive officer.

United Life Insurance Company (subsidiary)



Kent J. Hutchins was promoted from general manager to chief operating officer of United Life Insurance Company. His new title is vice president and chief operating officer.



Julia A. Sherman was appointed assistant vice president of United Life Insurance Company. Her new title is assistant vice president and marketing office manager.

In addition, **Stanley A. Wiebold**, vice president and underwriting officer, has elected to retire from United Fire & Casualty Company on June 30, 2007, after 32 years of service.

Dividend
The board of directors of United Fire & Casualty Company at its meeting on May 16, 2007, declared its regular dividend on the common stock of $0.135 per share. This dividend will be payable on June 15, 2007, to stockholders of record on June 1, 2007.

About United Fire & Casualty Company
United Fire & Casualty Company is a regional insurer that, along with its insurance subsidiaries, offers personal and commercial property and casualty insurance and life insurance. The company markets its products principally through its regional offices in Cedar Rapids, Iowa (company headquarters); Denver, Colorado; and Galveston, Texas. For the 14th consecutive year, United Fire & Casualty Company has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For more information about United Fire & Casualty Company and its products and services, visit our website: www.unitedfiregroup.com.